Exhibit 8.1

List of Subsidiaries

As of December 31, 2005, Mirae Corporation had seven subsidiaries, all of which were Korean corporations, except Mirae America, Inc., a California corporation, and Mirae (Hong Kong) Co., Ltd., a Hong Kong corporation. Set forth below is a list of such companies and Mirae’s percentage of shareholding interest in them.

Company Name	Percentage
Mirae (Hong Kong) Co., Ltd.	99.00
Korea Internet.com Co., Ltd.	87.38
GLD Co., Ltd.	80.00
Mirae Online, Co., Ltd.	70.85
Mirae America Inc.	50.00
Cyber Bank Co., Ltd	26.87
AIO Corporation	21.63